SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2002
(1st October 2002 through to 4th November 2002)

British Biotech plc
(Translation of Registrant’s Name Into English)

Thames Court, Watlington Road, Oxford OX4 6LY England
(Address of Principal Executive Offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

     Form 20-F ✓  Form 40-F

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  __   No ✓

SIGNATURES

CONTENTS OF REPORT

Document

1.	News release dated 4th November 2002 entitled Directorate change

2.	News release dated 4th November 2002 entitled Chairman’s statement at Annual General Meeting

3.	London Stock Exchange announcement dated 4th November 2002 relating to disclosable interest in shares

4.	London Stock Exchange announcement dated 1st November 2002 relating to Chairman’s purchase of shares

5.	London Stock Exchange announcement dated 1st November 2002 relating to disclosable interest in shares

6.	London Stock Exchange announcement dated 31st October 2002 relating to disclosable interest in shares

7.	London Stock Exchange announcement dated 30th October 2002 relating to disclosable interest in shares

8.	News release dated 28th October 2002 entitled British Biotech and Serono review anti-inflammatory research agreement

9.	London Stock Exchange announcement dated 24th October 2002 relating to disclosable interest in shares

10.	News release dated 23rd October entitled Merger discussions terminated

11.	London Stock Exchange announcement dated 7th October 2002 relating to Chairman’s purchase of shares

12.	News release dated 1st October 2002 entitled British Biotech and GeneSoft announce start of human trials for the first-in-class antibiotic BB-83698 and Eight presentations given at 42nd ICAAC on research into new metalloenzyme-targeted antibiotics

News Release	British Biotech

For release: 4th November 2002

British Biotech plc
Directorate Change

British Biotech plc (LSE: BBG; NASDAQ: BBIOY) (“British Biotech” or the “Company”) announces that Dr. Elliot Goldstein has resigned from his position as Chief Executive Officer and from the Board of the Company with effect from the end of the Annual General Meeting being held today.

A search for a replacement has been initiated and Mr. Tim Edwards, currently Chief Operating Officer, has been appointed acting Chief Executive with effect from the end of the Annual General Meeting.

Mr Christopher Hampson, Chairman, said:

“During his four years as Chief Executive Officer, Elliot and his executive team have done a commendable job dealing with the issues they inherited. The product portfolio has been expanded, cash burn has been reduced and brought under tight control, the Company has been restructured and its drug development expertise is well recognised across the industry. Nevertheless, despite these efforts and the Company’s relative financial strength and excellent staff, success has proved elusive and the market continues to ascribe a low value to the Company.

“In the circumstances, the Board has concluded that new leadership is appropriate and Elliot Goldstein has agreed to step down.

“I would like to pay tribute to Elliot for his leadership. He has worked with energy and drive to restructure the Company, establishing a good platform for the future. He has been tireless in seeking ways to enhance shareholder value and the Board is very appreciative of all he has done. We wish him well for the future.”

- Ends -

For further information, please contact:

British Biotech plc Christopher Hampson, Chairman	Tel:	+44 (0) 1865 781120
Hogarth Partnership Limited John Olsen James Longfield	Tel:	+44 (0) 20 7357 9477

News Release	British Biotech

For release: 4th November 2002

British Biotech plc

Chairman’s statement at Annual General Meeting

The Chairman of British Biotech plc (LSE: BBG; NASDAQ: BBIOY), Mr Christopher Hampson made the following statement to shareholders at today’s Annual General Meeting:

“British Biotech’s business is to develop new medicines for poorly-treated diseases, a process which takes many years and costs millions of pounds. Few of the promising new pharmaceutical products that start clinical trials make it through the development and regulatory processes and reach the market. However, drug development has the potential to be highly rewarding; many successful businesses have been built on the successful registration of a single new drug.

The business environment has become much more difficult over the last 12 months. Stock markets across the world have fallen substantially with high-tech and biotechnology companies being particularly badly hit. British Biotech has been no exception and the Board is frustrated, as I am sure you all are, by the low value the market ascribes to the Company. I sympathise with all shareholders for the losses you have suffered.

The combination of the weak stock markets and the long-term, capital-intensive nature of drug development, during which the majority of products fail, has resulted in biotech companies, with early-stage portfolios, being viewed as unattractive by investors. This is true of British Biotech today as shown by Friday’s share price of 4.5p. Notwithstanding current investor sentiment, management remains focused on its core strategy and the delivery of improved shareholder value.

I would now like to set out the key features of British Biotech today and explain the Board’s continuing strategy for creating shareholder value which is based on two items: firstly, progressing its product portfolio and secondly, participating in M&A activity.

Let me firstly deal with the product portfolio:

This product portfolio currently consists of four drugs in clinical development which were discovered both at British Biotech and by collaborators. In numerical terms this is the same as last year with two product failures, E21R and the Batimastat BiodivYsio® stent, being balanced by the addition of BB-83698 and MG-98. This demonstrates the high product failure rate inherent in our business, which I alluded to earlier, and the wisdom of the Company’s deliberate steps to address this risk through adopting the strategy of collaborating to develop products discovered by other companies.

Contd./ 2

2

E21R was discontinued after British Biotech generated new pre-clinical data which failed to support the rationale for developing the product. The Batimastat BiodivYsio® stent was discontinued after a clinical trial showed that the drug-coated stent behaved in a similar manner to the uncoated stent. These failures were disappointing but the decisions demonstrate management’s determination to invest only in products that meet pre-defined success criteria and so manage our resources effectively.

The four products actively progressing in the portfolio are:

BB-10153, which prevents and dissolves blood clots and was discovered in-house at British Biotech. This product has the potential to overcome the major risk of existing drugs, that of internal bleeding. Following earlier completion of Phase I studies, manufacturing capability was established during the year and BB-10153 has recently started a Phase II trial in heart attack patients under the auspices of the Thrombolysis in Myocardial Infarction Group in the USA.

BB-10901, a treatment for small cell lung cancer was discovered by ImmunoGen. This is currently in a Phase I weekly-dosing study in the USA, designed to establish a maximum tolerated dose, which is nearing completion. During the year, a second Phase I study investigating daily treatment of BB-10901 was started to investigate the use of the drug when given more frequently. Both studies are designed to evaluate the safety, tolerability and pharmacokinetics of BB-10901.

MG-98, is a new product in the portfolio which was acquired during the year from MethylGene. This is an antisense product for cancer which is currently in Phase I trials in North America. British Biotech will expand the development programme for this drug by starting a further Phase I study in solid tumours later this year.

BB-83698, is the first product to emerge from British Biotech’s antibiotic research programme targeted at discovering a new class of antibiotics based on inhibitors of the metalloenzyme, peptide deformylase which is being co-developed with our partner, GeneSoft. This area of research is being pursued by a number of companies and BB-83698 was the first of this potential new class to clinical trials when a Phase I study in healthy volunteers started last month.

Importantly, for all of the products in the portfolio, British Biotech retains commercialisation rights in various territories. We anticipate that value will be created for shareholders as results from late-stage clinical trials emerge over the next three years.

Our main research programmes are concentrated on discovering new antibiotics and treatments for inflammatory disease and both have made good progress. During the year we entered into a collaboration with the specialist anti-infective company, GeneSoft, to discover and develop a range of new antibiotics to follow on from BB-83698. Last week we extended our research collaboration with Serono for a further year with the objective of producing oral anti-inflammatory compounds for clinical testing. Also, as part of the Government’s biodefence initiative, we have entered into a collaboration with the Defence Science & Technology Laboratories at Porton Down to investigate potential treatments for the lethal anthrax toxin.

Contd./ 3

3

Secondly, I would like to comment on your Company’s continuing strategy regarding M&A activity.

At 30th September 2002, British Biotech had approximately £43m of cash and we will update the markets further when we release our interim results towards the end of November. We will continue to manage our cash prudently, investing only in products and programmes which have a strong rationale backed by outside experts and drug regulatory agencies, and by pursuing all opportunities to sell non-core assets. This cash balance puts us in a strong position both to create value from the product portfolio and to participate in consolidation opportunities within the UK and elsewhere.

We will continue to seek strategic opportunities to develop the business and vigorously pursue those that the Board believes will increase shareholder value. This has been the Board’s main focus over the last 12 months, following completion of the sale of preclinical operations to OSI. During this period, together with external advisers, management has conducted a systematic analysis of biotech companies across Europe and North America. The aim has been to identify complementary businesses which, if combined with British Biotech, would create value for you, the shareholders.

This analysis led to the negotiations with MorphoSys announced in September this year. The Board called off these negotiations, after detailed due diligence, when it became clear that improved shareholder value could not be achieved. The Board continues to be open to possible corporate transactions which combine British Biotech with companies with complementary strengths and which would deliver value to shareholders. These complementary businesses may be in the UK or wider afield in the rest of Europe or North America.

Moving on, you may have heard about a threatened law suit by past and present shareholders represented by Class Law. Despite speculation in the press and elsewhere which, I might add, has been going on for nearly two years, I can confirm no formal legal proceedings have been brought against British Biotech.

Finally, I would now like to turn to the question of management. Elliot Goldstein has been our Chief Executive for four years. This has been a difficult period for the Company and, in my view, Elliot and his executive team have done a commendable job dealing with the issues they inherited. The product portfolio has been expanded, cash burn has been reduced and brought under tight control, the Company has been restructured and its drug development expertise is well recognised across the industry. Nevertheless, despite these efforts and the Company’s relative financial strength and excellent staff, success has proved elusive and the market continues to ascribe a low value to the Company.

In the circumstances, the Board has concluded that new leadership is appropriate and Elliot Goldstein has agreed to step down as Chief Executive and from the Board effective at the end of this meeting. We are initiating a search for a replacement and Tim Edwards, currently Chief Operating Officer, has been appointed acting Chief Executive with effect from the end of this meeting.

Contd./ 4

4

I would like to pay tribute to Elliot for his leadership. He has worked with energy and drive to restructure the Company, establishing a good platform for the future. He has been tireless in seeking ways to enhance shareholder value and the Board is very appreciative of all he has done. We wish him well for the future.

In conclusion, I firmly believe that British Biotech has the capabilities and resources to succeed, and I am confident that it will do so.”

- Ends -

This news release contains forward-looking statements that reflect the Company’s current expectations regarding future events. Forward-looking statements involve risks and uncertainties. Actual events could differ materially from those projected herein and depend on a number of factors including the success of the Company’s research strategies, the applicability of the discoveries made therein, the successful and timely completion of clinical studies and the uncertainties related to the regulatory process.

For further information, please contact:

British Biotech plc Tony Weir, Finance Director	Tel:	+44 (0) 1865 781120
Hogarth Partnership Limited John Olsen James Longfield	Tel:	+44 (0) 20 7357 9477

4th November 2002

Company Announcements Office
UK Listing Authority
London Stock Exchange
London
EC2N 1HP

Dear Sir,

SECTIONS 198 and 199 COMPANIES ACT 1985 — DISCLOSABLE INTERESTS IN SHARES

I am writing to inform you that British Biotech plc has today been notified under Section 198/199 Companies Act 1985 that the following company no longer has a notifiable interest in the Company’s shares:

Name:	UBS Global Asset Management Life Ltd (a subsidiary of UBS Global Asset Management Holding No.2 Ltd)

Date of transaction:	30th October 2002

Yours faithfully

Sian Bishop
Legal Counsel

1st November 2002

Company Announcements Office
Stock Exchange
London
EC2N 1HP

BY FAX:	0207 588 6057

AVS:	021978

Dear Sir,

In accordance with paragraph 17 of the Model Code of the UKLA Listing Rules and pursuant to the terms of remuneration agreed between British Biotech plc and its subsidiaries (“British Biotech”) and its Chairman, Mr Chris Hampson, it is announced that Mr Hampson, on 1st November 2002, acquired 69,934 ordinary shares in British Biotech at a price of 4.24p per share.

Following this purchase, Mr Hampson is interested in a total of 951,477 ordinary shares.

Yours faithfully

/s/  SIAN BISHOP

Sian Bishop
Legal Counsel and Deputy Company Secretary

1st November 2002

Company Announcements Office
Stock Exchange
London
EC2N 1HP

Dear Sir,

SECTIONS 198 and 199 COMPANIES ACT 1985 — DISCLOSABLE INTERESTS IN SHARES

I am writing to inform you that British Biotech plc has today been notified under Section 198/199 Companies Act 1985 of the following disclosable interests in the Company’s shares. The overall interest is an increase of 19,000,000 shares, as follows:

Name:	Amvescap plc and subsidiary companies

No. of shares:	161,468,526 (representing 24.18%)

Date of transaction:	31st October 2002

I would further advise that the above holding includes the following notifiable holdings:

a.	Invesco Perpetual High Income Funds retains its holding of 35,657,830 shares which represent a 5.34% shareholding; and

b.	Invesco Perpetual International Core Fund retains its holding of 34,301,810 shares which represent a 5.13% shareholding; and

c.	Invesco Perpetual UK Growth Fund retains its holding of 25,524,856 shares which represent a 3.82% shareholding,

        all of which are registered in the name of Vidacos Nominees Limited.

Yours faithfully

Sian Bishop
Legal Counsel and Deputy Company Secretary

31st October 2002

Company Announcements Office
Stock Exchange
London
EC2N 1HP

Dear Sir,

SECTIONS 198 and 199 COMPANIES ACT 1985 — DISCLOSABLE INTERESTS IN SHARES

I am writing to inform you that British Biotech plc has today been notified under Section 198/199 Companies Act 1985 of the following disclosable interests in the Company’s shares. The overall interest is an increase of 5,000,000 shares, as follows:

Name:	Amvescap plc and subsidiary companies

No. of shares:	142,468,526 (representing 21.34%)

Date of transaction:	30th October 2002

I would further advise that the above holding includes the following notifiable holdings:

a.	Invesco Perpetual High Income Funds retains its holding of 35,657,830 shares which represent a 5.34% shareholding; and

b.	Invesco Perpetual International Core Fund retains its holding of 34,301,810 shares which represent a 5.13% shareholding; and

c.	Invesco Perpetual UK Growth Fund now holds 25,524,856 shares which represent a 3.82% shareholding,

         all of which are registered in the name of Vidacos Nominees Limited.

Yours faithfully

Sian Bishop
Legal Counsel and Deputy Company Secretary

30th October 2002

Company Announcements Office
Stock Exchange
London
EC2N 1HP

Dear Sir,

SECTIONS 198 and 199 COMPANIES ACT 1985 — DISCLOSABLE INTERESTS IN SHARES

I am writing to inform you that British Biotech plc has today been notified under Section 198/199 Companies Act 1985 of the following disclosable interests in the Company’s shares:

1. Amvescap plc and subsidiary companies

     The overall interest is an increase of 9,350,000 shares, as follows:

Name:	Amvescap plc and subsidiary companies

No. of shares:	137,468,526 (representing 20.59%)

Date of transaction:	29th October 2002

     I would further advise that the above holding includes the following notifiable holdings:

a.	Invesco Perpetual High Income Funds retains its holding of 35,657,830 shares which represent a 5.34% shareholding; and

b.	Invesco Perpetual International Core Fund retains its holding of 34,301,810 shares which represent a 5.13% shareholding; and

c.	Invesco Perpetual UK Growth Fund now holds 23,024,856 shares which represent a 3.44% shareholding,

        all of which are registered in the name of Vidacos Nominees Limited.

2. UBS Global Asset Management Life Ltd

Name:	UBS Global Asset Management Life Ltd

No. of shares:	25,703,347 (representing 3.85%)

Date of transaction:	25th October 2002

UBS Global Asset Management Life Ltd is a subsidiary company of UBS Global Asset Management Holding (No. 2) Ltd which is also treated as having an interest in the shares of British Biotech.

Yours faithfully

Sian Bishop
Legal Counsel and Deputy Company Secretary

28 October 2002

British Biotech and Serono renew anti-inflammatory research agreement

British Biotech plc (LSE: BBG, NASDAQ: BBIOY) today announced that its research collaboration with the Swiss biotechnology company Serono SA (Virt-X: SEO, NYSE: SRA) has been extended for a further year. The aim of the collaboration is to discover new treatments for inflammatory diseases.

Formed in October 2000, the collaboration has made good progress screening British Biotech’s library of patented metalloenzyme inhibitors against pathologically relevant targets. From this effort, a medicinal chemistry programme has enabled selective inhibitors to be identified that show activity against three enzyme targets involved in inflammation, and which are active in disease models. The aim in the third year of the collaboration will be to optimise the pharmacokinetic profile of these inhibitors in order to produce orally bioavailable compounds for clinical development.

The two companies will continue to share research costs equally, with costs of clinical development to be borne by Serono. Under the agreement, British Biotech will receive undisclosed milestone payments and royalties on any commercialised products. British Biotech also retains the right to co-fund product development and commercialisation for an improved return on sales.

---- ends ----

Enquiries:

British Biotech plc	www.britishbiotech.com
Tony Weir, Finance Director	Tel: 01865 781166

Media contacts for British Biotech
John Olsen, Hogarth Partnership (UK)	Tel: 020 7357 9477
Duke Coffey, GA Kraut (USA)	Tel: 00 1 212 696 5600

This news release contains forward-looking statements that reflect the Company’s current expectations regarding future events. Forward-looking statements involve risks and uncertainties. Actual events could differ materially from those projected herein and depend on a number of factors including the success of the Company’s research strategies, the applicability of the discoveries made therein, the successful and timely completion of clinical studies and the uncertainties related to the regulatory process.

Background Notes

1.    Metalloenzymes

Metalloenzymes perform a wide range of biological functions in the intra- and extra-cellular environments. The overexpression of some members of this large family of enzymes is also a feature of the pathogenesis of inflammatory diseases. For example, in multiple sclerosis (MS) a metalloenzyme known as gelatinase B is believed to play a role in causing damage to the myelin sheath that protects neurons in the central nervous system. Certain other metalloenzymes become overexpressed in the inflamed joints of rheumatoid arthritis sufferers. The therapeutic aim of selectively inhibiting these enzymes is to stop or reverse the progression of such diseases.

British Biotech plc
Registered office Watlington Road Oxford OX4 6LY Tel 01865 748747	Registered in England and Wales No. 2304992

2.    British Biotech

British Biotech is a research and development stage pharmaceuticals company aiming to develop and commercialise specialist drugs for serious illnesses, principally cancer. It currently has four products in patient trials, supplemented by focused, collaborative drug discovery research programmes.

Product Portfolio

BB-10901 — A Tumour-Activated Prodrug product, currently in Phase I/II trials in small cell lung cancer. British Biotech acquired exclusive European and Japanese development and commercialisation rights to BB-10901 from ImmunoGen Inc. (Boston, USA) in May 2000.

MG98 — A 2nd generation antisense inhibitor of DNA methyltransferase (DNMT), a nuclear enzyme implicated in uncontrolled tumour growth. British Biotech acquired exclusive European development and commercialisation rights to MG98 from MethylGene Inc. (Montreal, Canada) in February 2002.

BB-10153 — A novel thrombolytic in Phase II in heart attack patients. The proof-of-principle Phase II study is being conducted by the Thrombolysis in Myocardial Infarction Study Group, a US-based investigative team at the forefront of clinical research into acute coronary syndromes.

BB-83698 -A peptide deformylase inhibitor in Phase I development as a novel antibiotic targeted at community-acquired pneumonia in hospitalised patients.

Research

Antibiotic Programme — Now working in collaboration with Genesoft Inc., this research programme is focused on the development of bacterial metalloenzyme inhibitors as novel anti-infective drugs.

Anti-Inflammatory Programme — Working in collaboration with Serono SA, this research programme is investigating the use of metalloenzyme inhibitors as new treatments for serious inflammatory diseases, particularly multiple sclerosis.

Cancer Programme — As part of the collaboration with MethylGene on MG98 (see above) British Biotech has an exclusive option to European development and commercialisation rights for compounds from MethylGene’s research into small molecule inhibitors of DNMT.

Biodefence Research — As part of the UK Government’s biodefence initiative, the Defence, Science and Technology Laboratory (DSTL) of Porton Down is investigating the utility of selected British Biotech metalloenzyme inhibitors against anthrax lethal toxin and botulin toxin.

24th October 2002

Company Announcements Office
Stock Exchange
London
EC2N 1HP

Dear Sir,

SECTIONS 198 and 199 COMPANIES ACT 1985 — DISCLOSABLE INTERESTS IN SHARES

I am writing to inform you that British Biotech plc has today been notified under Section 198/199 Companies Act 1985 of a disclosable interest in the Company’s shares. The overall interest is an increase of 1,875,020 shares, as follows:

Name:	Amvescap plc and subsidiary companies

No. of shares:	127,118,526 (representing 19.04%)

Date of transaction:	23rd October 2002

I would further advise that the above holding includes the following notifiable holdings:

1.	Invesco Perpetual High Income Funds retains its holding of 35,657,830 shares which represent a 5.34% shareholding; and

2.	Invesco Perpetual International Core Fund now holds 34,301,810 shares which represent a 5.13% shareholding,

both of which are registered in the name of Vidacos Nominees Limited.

Yours faithfully

Sian Bishop
Legal Counsel and Deputy Company Secretary

News Release	British Biotech

23 October 2002

British Biotech plc
Merger discussions terminated

Further to the announcement of 9 September, 2002, British Biotech plc (LSE: BBG, NASDAQ: BBIOY) announces that it has terminated merger discussions with MorphoSys A.G.

— ends—

Enquiries:

British Biotech plc Elliot Goldstein, Chief Executive Tony Weir, Finance Director	Tel: +44 (0) 1865 781120

Hoare Govett Ltd Andrew Chapman Justin Jones	Tel: +44 (0) 20 7678 8000

Hogarth Partnership Ltd John Olsen	Tel: +44 (0) 20 7357 9477

7th October 2002

Company Announcements Office
Stock Exchange
London
EC2N 1HP

BY FAX:	0207 588 6057

AVS:	884286

Dear Sir,

In accordance with paragraph 17 of the Model Code of the UKLA Listing Rules and pursuant to the terms of remuneration agreed between British Biotech plc and its subsidiaries (“British Biotech”) and its Chairman, Mr Chris Hampson, it is announced that Mr Hampson, on 7th October 2002, acquired 94,133 ordinary shares in British Biotech at a price of 3.15p per share.

Following this purchase, Mr Hampson is interested in a total of 881,543 ordinary shares.

Yours faithfully

/s/ SIAN BISHOP
Sian Bishop
Legal Counsel and Deputy Company Secretary

News Release	British Biotech

1 October 2002

British Biotech and GeneSoft announce the start of human trials for the first-in-class antibiotic BB-83698

Eight presentations given at 42nd ICAAC
on research into new metalloenzyme-targeted antibiotics

British Biotech plc (BBG: LSE, Nasdaq: BBIOY) and GeneSoft Pharmaceuticals, Inc. announce today the start of human testing of the novel antibiotic and peptide deformylase (PDF) inhibitor, BB-83698. The Phase I dose-escalation study of BB-83698 is the first-ever clinical evaluation of a PDF inhibitor, a potential new class of antibiotics.

Targeting bacterial metalloenzymes represents a novel approach to the treatment of infectious disease. Certain of these enzymes, including PDF, have been found to be essential for bacterial survival. Research and pre-clinical studies on PDF inhibitors have shown high potency against bacteria that cause pneumonia and other serious infections, including strains resistant to current antibiotics. British Biotech and GeneSoft are now working together to discover and develop additional anti-infective drugs based on proprietary metalloenzyme inhibitors.

BB-83698 Phase I study

BB-83698 is targeted at community-acquired pneumonia in hospitalised patients. The initial Phase I, blinded, placebo-controlled study is designed to assess the safety and pharmacokinetics of single doses of an injectable formulation of the compound. Dosing will start at 10mg and will be escalated in line with emerging safety and pharmacokinetic data.

This study initiates the Phase I programme for BB-83698, which is expected to be completed in approximately 12 months. Under the agreement between British Biotech and GeneSoft signed in August this year, British Biotech will now receive a payment of US$1 million and equity representing 3.45 per cent of GeneSoft.

ICAAC presentations

Growing scientific interest in PDF has just been reflected at the 42nd Interscience Conference on Antimicrobial Agents and Chemotherapy (ICAAC), which took place from 27-30 September 2002 in San Diego, California. ICAAC is the premier international scientific meeting on infectious disease and developments in anti-infective medicine.

At the conference, British Biotech contributed an oral presentation in a symposium devoted to bacterial metalloenzymes and the potential for mechanism-based drugs such as BB-83698 to provide the next new class of antibiotics. British Biotech scientists and external investigators also presented seven posters on related antibiotic research. These posters described the in vivo and in vitro activities of BB-83698 and other potent PDF inhibitors against a variety of respiratory tract and other infections; the results of experiments investigating bacterial resistance to PDF inhibitors compared with antibiotics currently in use; and the characterisation of other novel metalloenzyme inhibitor compounds with antibacterial activity.

— ends—

2

Enquiries:

British Biotech plc Tony Weir, Finance Director	www.britishbiotech.com Tel: 01865 781166

Media contacts for British Biotech John Olsen, Hogarth Partnership (UK) Duke Coffey, GA Kraut (USA)	Tel: 020 7357 9477 Tel: 00 1 212 696 5600

GeneSoft Inc Gary Patou, President	www.genesoft.com Tel: 00 1 650 837 1800

This news release contains forward-looking statements that reflect the Company’s current expectations regarding future events. Forward-looking statements involve risks and uncertainties. Actual events could differ materially from those projected herein and depend on a number of factors including the success of the Company’s research strategies, the applicability of the discoveries made therein, the successful and timely completion of clinical studies and the uncertainties related to the regulatory process.

Background Notes

1. Peptide deformylase inhibitors

Bacterial peptide deformylase (PDF) is now widely recognised as an attractive target for antibacterial chemotherapy (Giglione et al, 2001 Mol. Microbiol., 36, 1197-205). Deformylation is a crucial step in bacterial protein biosynthesis and PDF is an essential ingredient in bacterial growth, with the gene encoding PDF (def) present in all sequenced pathogenic bacterial genomes.

Screening of British Biotech’s library of metalloenzyme inhibitors led to the identification of novel compounds that were potent and selective inhibitors of PDF and which inhibited the growth of several clinically relevant bacterial pathogens. Many of these compounds were well absorbed following oral administration and were effective in animal models of infection (Clements et al., 2001, Antimicrobial Agents and Chemotherapy, 45, 563-570). Since then, a structure-based medicinal chemistry programme has produced novel antibiotic compounds with microbiological profiles that suggest the potential to treat respiratory tract and serious gram-positive infections.

Table 1. Illustrative antibacterial activity of PDF inhibitors against respiratory tract pathogens

MIC (microg/ml)

Bacterial Species (n =)	PDFI-1	PDFI-2	PDFI-3	PDFI-4	PDFI-5	PDFI-6

Streptococcus pneumoniae (6)	0.125-0.25	0.125-0.5	<0.125	<0.125	<0.125	0.25-0.5
Haemophilus influenzae (4)	0.5-16	0.25-2	0.5-8	0.5-8	0.5-8	0.25-2
Moraxella catarrhalis (3)	<0.125	<0.125	<0.125	<0.125	<0.125	<0.125
Staphylococcus aureus (1)	4	1	2	1	1	1

Table 2. Comparison of the activity of a PDF inhibitor vs a range of fluoroquinolones against a Streptococcus pneumoniae (parC, gyrA ) strain.

	MIC (microg/ml)

Strain	PDFI-1	Cipro	Moxi	Sparflo	Trova	Norflo

Wild type	0.06	1	0.125	0.5	0.125	8
ParC, gyrA	0.125	32	4	16	8.0	128

3

2. ICAAC presentations

Copies of the scientific posters listed below are available on the British Biotech website (www.britishbiotech.com). Full details of the ICAAC programme, including abstracts of oral and poster presentations, may be obtained from the conference website (www.icaac.org).

Poster B707: PDF Inhibitors Have Potent In Vivo Efficacy and a Low Propensity for Resistance Development in a Mouse Model of Pneumococcal Pneumonia
E. Azoulay-Dupuis, INSERM, EMI-U 9933, Hôpital Bichat-CL. Bernard, Paris, France

Poster F736: Characterisation of a Novel Series of Compounds with Antibacterial Activity
A Waller, British Biotech Pharmaceuticals Ltd, Oxford, United Kingdom

Poster F1677: A New Series of Potent PDF Inhibitors Displaying Broad-Spectrum Antibacterial Activity against Respiratory Tract Infections
S P East, British Biotech Pharmaceuticals Ltd, Oxford, United Kingdom

Poster F1678: Activity of Novel Peptide Deformylase (PDF) Inhibitors against Atypical Bacterial Respiratory Pathogens
I Morrissey, GR Micro Ltd., London, United Kingdom

Poster F1679: Comparative In Vitro Activities of the Peptide Deformylase Inhibitors BB-83698, BB-84887, BB-84888 and BB-85035 against Respiratory and Skin Pathogens
K E Bowker, Bristol Centre for Antimicrobial Research and Evaluation (BCARE), Bristol, United Kingdom

Poster F1680: Emergence of Resistance in S. pneumoniae to Peptide Deformylase Inhibitors in Comparison to Fluoroquinolones
A R Noel, BCARE, Bristol, United Kingdom

Poster F1681: Characterisation of In Vitro-Generated Streptococcus pneumoniae Mutants with Decreased Sensitivity to Peptide Deformylase Inhibitors
I D Johnson, British Biotech Pharmaceuticals Ltd, Oxford, United Kingdom

Symposium: Will Mechanism-Based Drug Design Provide the Next New Class of Antibiotics?
Metalloenzymes and Deformylase

Oral presentation: Why Metalloenzymes?
J M Clements, PhD; British Biotech Pharmaceuticals Ltd, Oxford, United Kingdom

3. About British Biotech

British Biotech is a research and development stage pharmaceuticals company aiming to develop and commercialise specialist drugs for serious illnesses, principally cancer. It currently has four products in patient trials, supplemented by focused, collaborative drug discovery research programmes.

Product Portfolio

BB-10901 — A Tumour-Activated Prodrug product, currently in Phase I/II trials in small cell lung cancer. British Biotech acquired exclusive European and Japanese development and commercialisation rights to BB-10901 from ImmunoGen Inc. (Boston, USA) in May 2000.

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MG98 — A 2nd generation antisense inhibitor of DNA methyltransferase (DNMT), a nuclear enzyme implicated in uncontrolled tumour growth. British Biotech acquired exclusive European development and commercialisation rights to MG98 from MethylGene Inc. (Montreal, Canada) in February 2002.

BB-10153 — A novel thrombolytic in Phase II in heart attack patients. The proof-of-principle Phase II study is being conducted by the Thrombolysis in Myocardial Infarction Study Group, a US-based investigative team at the forefront of clinical research into acute coronary syndromes.

BB-83698 —A peptide deformylase inhibitor in Phase I development as a novel antibiotic targeted at community-acquired pneumonia in hospitalised patients.

Research

Antibiotic Programme — Now working in collaboration with Genesoft Inc., this research programme is focused on the development of bacterial metalloenzyme inhibitors as novel anti-infective drugs.

Anti-Inflammatory Programme — Working in collaboration with Serono SA, this research programme is investigating the use of metalloenzyme inhibitors as new treatments for serious inflammatory diseases, particularly multiple sclerosis.

Cancer Programme — As part of the collaboration with MethylGene on MG98 (see above) British Biotech has an exclusive option to European development and commercialisation rights for compounds from MethylGene’s research into small molecule inhibitors of DNMT.

Biodefence Research — As part of the UK Government’s biodefence initiative, the Defence, Science and Technology Laboratory (DSTL) of Porton Down is investigating the utility of selected British Biotech metalloenzyme inhibitors against anthrax lethal toxin and botulin toxin.

4. About GeneSoft Pharmaceuticals, Inc.

GeneSoft is a specialty pharmaceutical company focused on discovering and developing novel anti-infective products. The company was founded in 1998 by Peter Dervan, Ph.D. and others based on proprietary chemistry technology licensed from the California Institute of Technology. GeneSoft believes that the recent emergence of drug-resistant infectious organisms calls for the design of new therapies with novel mechanisms of action. Towards this end, the company has been using its proprietary technology and other in-licensed opportunities to develop antimicrobial therapeutics. GeneSoft currently has a portfolio of lead compounds in late pre-clinical studies. Since its founding, GeneSoft has raised over $60 million in equity capital from investors in the United States, Europe and Asia.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BRITISH BIOTECH PLC

Date: 6th November, 2002	/s/ TONY WEIR

Name: Tony Weir Title: Finance Director